UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                       SHARED TECHNOLOGIES CELLULAR, INC.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                  819487 10 9
                                 (CUSIP Number)

                               Stephen E. Newton
                        Heller Ehrman White & McAuliffe
                     601 South Figueroa Street, 40th Floor
                           Los Angeles, CA 90017-5758
                                 (213) 689-0200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 25, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                                                SEC 1746 (12-91)



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          George W. Mauerman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]
          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7    SOLE VOTING POWER

               134,775

     8    SHARED VOTING POWER

               -0-

     9    SOLE DISPOSITIVE POWER

               134,775

     10   SHARED DISPOSITIVE POWER

               283,666

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          418,441

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%

14   TYPE OF REPORTING PERSON*

          IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          George S. Mauerman, individually and as Trustee of the Adrien W. Mauerman Testamentary Trust dated July 18, 1986

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a) [ ]
          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7    SOLE VOTING POWER

               283,666

     8    SHARED VOTING POWER

               -0-

     9    SOLE DISPOSITIVE POWER

               -0-

     10   SHARED DISPOSITIVE POWER

               283,666

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          283,666

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.5%

14   TYPE OF REPORTING PERSON*

          IN


*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



ITEM 1.     SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share, of Shared Technologies Cellular, Inc. (the "Issuer"), whose principal executive office is located at 100 Great Meadow Road, Suite 102, Wethersfield, Connecticut, 06109. The shares of the Issuer's Common Stock are referred to herein as the "Shares."

ITEM 2.     IDENTITY AND BACKGROUND.

     (a) The Reporting Persons are George W. Mauerman ("GWM") and George S. Mauerman ("GSM"), individually and as Trustee of the Adrien W. Mauerman Testamentary Trust dated July 18, 1986 (the "Trust"). GSM is the father of GWM and is the Trustee of the Trust, which is a trust domiciled in the State of Oklahoma for the benefit of the children of GSM, and each of their respective heirs. GWM has trading authorization over the accounts of GSM and the Trust held at the brokerage firm of Smith Barney, Harris Upham & Co. Inc. ("Smith Barney") and, as previously discussed, is a beneficiary of the Trust.

     (b) The business address of each of the Reporting Persons is 6585 S. Yale, Suite 500, Tulsa, OK 74136.

     (c) The present principal occupation of GSM is a physician in private practice and the principal occupation of GWM is private investor.

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  GWM and GSM are citizens of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Shares were purchased with a combination of personal funds and funds obtained from Margin Accounts maintained for GWM, GSM and the Trust at Smith Barney, in the total amount of $1,169,709.09.

ITEM 4.     PURPOSE OF TRANSACTION.

     The Shares were acquired for investment purposes. Depending upon prevailing market and other conditions, the Reporting Persons may make additional purchases of equity or debt securities of the Issuer in open-market or private transactions or may sell all or a portion of their Shares in open-market or private transactions. Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; and (x) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     (a) This statement on Schedule 13D relates to an aggregate total of 418,441 Shares (approximately 6.6% of the issued and outstanding Shares of the Issuer as of August 25, 1997 based on information received from the Issuer), including 83,333 Shares acquirable under warrant within the next 60 days, beneficially owned by the Reporting Persons. GWM may be considered the beneficial owner of 418,441 Shares of Common Stock, which consist of (i) 109,775 Shares owned by GWM; (ii) 25,000 Shares subject to warrants held by GWM; (ii) 75,000 Shares owned by GSM individually, for which GWM has trading authority; and (iv) 150,333 Shares owned by, and 58,333 Shares subject to warrants held by, GSM as Trustee, for which GWM has trading authority. GSM individually and as Trustee may be considered the beneficial owner of 283,666 Shares, which consist of (i) 75,000 Shares owned by GSM individually and (ii) 150,333 Shares owned by, and 58,333 Shares subject to warrants held by, GSM as Trustee. GSM also may be deemed to be the beneficial owner of 134,775 Shares beneficially owned by his son, GWM, but disclaims such beneficial ownership.

     (b) GWM has the sole power to vote and dispose of 134,775 Shares, which includes 25,000 Shares subject to warrants held by GWM. GWM shares the power to vote 0 Shares and shares the power to dispose of 283,666 Shares, which consist of (i) 75,000 Shares held by GSM individually, for which GWM has trading authority; and (ii) 150,333 Shares owned by, and 58,333 Shares subject to warrants held by, GSM as Trustee, for which GWM has trading authority. GSM has the sole power to vote and shares the power dispose of 283,666 Shares, which consist of (i) 75,000 Shares held by GSM individually and (ii) 150,333 Shares owned by, and 58,333 Shares subject to warrants held by, GSM as Trustee. GSM shares the power to vote and has the sole power to dispose 0 Shares.

     (c) The following transactions were effected on the open market by GWM within the past 60 days:

     Trade Date     # Shares  Cost/Share     Type
     -----------    --------- ----------     -------
     7/18/97        2,000     3.19           P(urchase)
     7/21/97        2,500     3.40           P
     7/23/97        5,000     3.56           P
     8/4/97         5,000     3.94           P
     8/13/97        1,275     3.89           P

          The following transactions were effected on the open market by GSM individually within the past 60 days:


     Trade Date     # Shares  Cost/Share     Type
     -----------    --------- -----------    ---------
     7/31/97          5,000   3.97           P

          The following transactions were
effected on the open market by GSM as Trustee within the past 60 days:

     Trade Date     # Shares  Cost/Share     Type
     ----------     --------- -----------    ---------
     7/18/97          2,000   3.25           P
     7/23/97          2,500   3.56           P
     7/31/97          2,500   3.94           P

          In addition to the transactions detailed above, on August 25, 1997, GWM and the Trust purchased 25,000 and 58,333 Common Stock Units (the "Units"), respectively, each Unit consisting of one Share and a warrant to purchase one additional Share at an exercise price of $3.00, from the Issuer for a purchase price of $3.00 per Unit in a private placement transaction.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As discussed in Item 2, GSM is the father of GWM and is the Trustee of the Trust. GWM has trading authorization over the accounts of the Trust and GSM and is a beneficiary of the Trust, along with the other children of GSM and each of their respective heirs. The Shares purchased from the Issuer on August 25, 1997 (and the Shares issuable upon exercise of the warrants) are subject to restrictions on transfer pursuant to federal and state securities laws. Except as previously described, there exist no contracts, arrangements, understandings or relationships legal or otherwise among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 7(a)   Subscription Agreement among GWM and the Issuer.

     Exhibit 7(b)   Subscription Agreement among the Trust and the Issuer.

     Exhibit 7(c) Full Trading Authorization with Privilege to Withdraw Money and/or Securities by GSM

     Exhibit 7(d) Full Trading Authorization with Privilege to Withdraw Money and/or Securities by the Trust

     Exhibit 7(e)   Joint Filing Agreement




SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 4, 1997

                                   /s/ George W. Mauerman
                                   ----------------------
                                   George W. Mauerman



                                   /s/ George S. Mauerman
                                   -----------------------
                                   George S. Mauerman